UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Dover Downs Gaming & Entertainment, Inc.

(Name of Issuer)

$.10 Par Value Common Stock

(Title of Class of Securities)

260095 10 4

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 260095 10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Eugene W. Weaver

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,136,100

	6.	Shared Voting Power 766,830

	7.	Sole Dispositive Power 1,136,100

	8.	Shared Dispositive Power 766,830

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,902,930

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.1%

12.	Type of Reporting Person (See Instructions) IN

Item 1.

(a)           Dover Downs Gaming & Entertainment, Inc.

(b)           1131 N. DuPont Highway, Dover, DE  19901

Item 2.

(a)           Eugene W. Weaver

(b)           570 Winturford Drive, West Chester, PA 19382

(c)           United States

(d)                                 The class of equity security to which this Schedule 13G relates is the Common Stock (the “Common Stock”), par value $.10 per share, of Dover Downs Gaming & Entertainment, Inc., a Delaware corporation (the “Company” or the “issuer”).  The Common Stock is publicly traded.  The ownership reflected above includes both Common Stock and Class A Common Stock.  Class A Common Stock is not publicly traded.  Class A Common Stock entitles the holder to ten (10) votes per share and is convertible at any time into shares of Common Stock on a one-for-one basis at the option of the shareholder.  As a result, under Rule 13d, a holder of Class A Common Stock is deemed to have beneficial ownership of the Common Stock which such shareholder may acquire upon conversion of the Class A Common Stock.  The percentages set forth herein assume the conversion of all shares of Class A Common Stock beneficially owned by the Reporting Person into Common Stock.

(e)           260095 10 4

Item 3.                          If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not Applicable.

Item 4.                          Ownership.

(a)                                  Amount beneficially owned:  1,902,930.  The Reporting Person beneficially owns 170,430 shares of Common Stock and 1,732,500 shares of Class A Common Stock or 11.1% of the shares of Common Stock outstanding as of December 31, 2006 (which for these purposes assumes the conversion of all shares of Class A Common Stock beneficially owned by the Reporting Person).  This includes the following:  25,500 shares of  Common Stock and 90,000 shares of Class A Common Stock held by his wife and 21,330 shares of Common Stock held as Trustee, as to which Reporting Person disclaims any beneficial interest; and 630,000 shares of Class A Common Stock owned by a partnership over which the Reporting Person has sole voting power.  23.86% of the partnership is held directly by Mr. Weaver and 23.84% is held directly by his wife.  Mr. Weaver disclaims any beneficial interest in 76.14% of the partnership.

(b)           Percent of class:     11.1%

(c)           Number of shares as to which the person has:

(i)           Sole power to vote or to direct the vote:     1,136,100

(ii)          Shared power to vote or to direct the vote:     766,830

(iii)         Sole power to dispose or to direct the disposition of:     1,136,100

(iv)         Shared power to dispose or to direct the disposition of:     766,830

Item 5.                          Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.                          Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.                          Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.                          Identification and Classification of Members of the Group

Not Applicable

Item 9.                          Notice of Dissolution of Group

Not Applicable.

Item 10.                   Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 25, 2007

/s/ Eugene W. Weaver
Eugene W. Weaver

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)